## Contact

www.linkedin.com/in/david-kirschbaum-a104ab25 (LinkedIn)
www.elev8media.net (Personal)

## Top Skills

Tokenization
Real Estate
Software Development

# David Kirschbaum

COO - REtokens
Whitefish, Montana, United States

## Summary

Serial entrepreneur that has 15+ years of experience in building software related companies. Passionate about blockchain technology and how it can solve age old problems in non-progressive industries, especially real estate.

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## Experience

### REtokens

3 years 9 months

**Chief Operating Officer**
April 2022 - Present (3 years 9 months)
Whitefish, Montana, United States

As the Chief Operating Officer (COO) at REtokens, I oversee the daily operations of the company, ensuring efficiency and effectiveness across all departments. My role involves strategic planning, operational management, and the implementation of business initiatives to support our mission of revolutionizing real estate through tokenization.

**CTO**
April 2022 - June 2024 (2 years 3 months)
Whitefish, Montana, United States

### Atmosphere Media

**President**
January 2014 - Present (12 years)
Whitefish, Montana

### USeek

**Head of Distribution**
July 2018 - February 2021 (2 years 8 months)
Whitefish, Montana

### Elev8 Media

**CTO & Co-Founder**

June 2010 - April 2018 (7 years 11 months)

Elev8 Media is a performance based and results driven interactive advertising network. We are based in Seattle, Washington and Los Angeles, California.

## Education

### University of Washington
Economics · (2006 - 2007)

### University of Washington
Physics · (2004 - 2006)

### Bellevue College
A.A.S. · (2002 - 2004)

### Washington State University